Exhibit 99.28(h)(2)

EXPENSE LIMITATION AGREEMENT

April 22, 2016

To:

Advance Capital I, Inc.

One Towne Square, Suite 444

Southfield, Michigan 48076

Dear Directors:

You have engaged us to act as the investment adviser to Advance Capital I, Inc. (the “Corporation”), pursuant to an Investment Advisory Agreement dated as of August 3, 1987, as amended from time to time, for the Retirement Income Fund (the “Fund”), a series of the Corporation.

Pursuant to this Expense Limitation Agreement we agree to waive management fees and/or reimburse the Fund for expenses the Fund’s Institutional Class of shares incurs, but only to the extent necessary to maintain the total annual operating expenses of the Fund’s Institutional Class of shares after fee waivers and/or reimbursement (exclusive of (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Directors, contractual indemnification of Fund service providers (other than the Adviser)) at a level not to exceed 0.51% of the daily net assets of the Fund’s Institutional Class of shares.

This Expense Limitation Agreement shall become effective on the date first above written and shall remain in effect until at least April 30, 2017 unless sooner terminated, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Directors of the Corporation.

Additionally, this Expense Limitation Agreement may not be terminated by Advance Capital Management, Inc., but may be terminated by the Board of Directors of the Corporation.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations or the expense limitation in effect at the time of the reduction, and the current expense limitations and the repayment is approved by the Board of Directors.

Yours Very Truly,

ADVANCE CAPITAL MANAGEMENT, INC.

By:
Name: Christopher M. Kostiz
Title: President
Date: April 22, 2016

ACCEPTANCE:

The foregoing Expense Limitation Agreement is hereby accepted.

ADVANCE CAPITAL I, INC.

By:
Name: Christopher M. Kostiz
Title: President
Date: April 22, 2016